

October 13, 2022

Jurgen Eichner
Chief Executive Officer
VIA optronics AG
Sieboldstrasse 18
90411 Nuremberg, Germany

> **Re: VIA optronics AG**
> **Form 20-F for the Year Ended December 31, 2021**
> **Filed May 16, 2022**
> **File No. 001-39543**

Dear Jurgen Eichner:

We have reviewed your October 11, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Operating and Financial Review and Prospects
Key Business Metrics, page 70

1. We note from your response to our prior comment 1 that you will continue to present EBITDA in your MD&A. We further note from page 70 that the reconciliation of EBITDA adjusts net loss for "financial result" which includes items not typically included in an EBITDA calculation such as "fair value gains on financial assets at FVTPL," "unwind of discount on assets retirement obligation," and "fair value losses on financial assets at FVTPL." Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. Either remove the other adjustments from your calculation of EBITDA or revise the title of your non-IFRS measure to distinguish it from EBITDA. Refer to Question 103.01 of the SEC's

Compliance and Disclosure Interpretations on Non-GAAP Financial Measure for further guidance.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing